Exhibit (e)(39)

IN THE COURT OF COMMON PLEAS OF

CHESTER COUNTY, PENNSYLVANIA

CIVIL DIVISION

FILED

2011 NOV - 3 AM 9:30

LARRY MACINTYRE	)	Case No.	OFFICE OF THE
1045 Quarry Hall Road	)		PROTHONOTARY
Eagleville, PA 19403,	)		CHESTER CO. PA.
on Behalf of Himself and All Others Similarly	)
Situated,	)	11 12108
)
Plaintiff,	)
)
v.	)
)
ADOLOR CORPORATION	)
700 Pennsylvania Drive	)
Exton, PA, 19341,	)
)
MICHAEL R. DOUGHERTY	)
107 Rossmore Drive	)
Malvern, PA 19355,	)
)
DAVID M. MADDEN	)
210 Wood Road	)
Mount Kisco, NY 10549,	)
)
PAUL GODDARD	)
13502 Pierce Road	)
Saratoga, CA 95070,	)
)
CLAUDE H. NASH	)
7010 Remington Court	)
University Park, FL 34201,	)
)
ARMANDO ANIDO	)
501 Dorset Road	)
Devon, PA 19333,	)
)
GEORGE V. HAGER, JR.	)
1345 Fenimore Lane	)
Gladwyne, PA 19035,	)
)
DONALD E. NICKELSON	)
8795 E Orchid Island Circle	)
Vero Beach, FL 32963,	)
[caption continued on next page]	)

)
GEORGES GEMAYEL	)
11 Meachen Lane	)
Sudbury, MA 01766,	)
)
GUIDO MAGNI	)
Aravis SA	)
Merkurstrasse 70)
CH-8032 Zurich	)
Switzerland,	)
)
CUBIST PHARMACEUTICALS, INC.	)
65 Hayden Avenue	)
Lexington, MA 02421,	)
)
- and-)
)
FRD ACQUISITION CORPORATION	)
1209 Orange Street	)
Wilmington, DE 1980,	)
)
Defendants.	)
)

NOTICE TO DEFEND

You have been sued in court. If you wish to defend against the claims set forth in the following pages, you must take action within twenty (20) days after this complaint and notice are served, by entering a written appearance personally or by attorney and filing in writing with the court your defense or objections to the claims set forth against you. You are warned that if you fail to do so the case may proceed without you and a judgment may be entered against you by the court without further notice for any money claimed in the complaint or for any other claim or relief requested by the plaintiff. You may lose money or property or other rights important to you.

YOU SHOULD TAKE THIS PAPER TO YOUR LAWYER AT ONCE. IF YOU DO NOT HAVE A LAWYER, GO TO OR TELEPHONE THE OFFICE SET FORTH BELOW. THIS OFFICE CAN PROVIDE YOU WITH INFORMATION ABOUT HIRING A LAWYER. IF YOU CANNOT AFFORD TO HIRE A LAWYER, THIS OFFICE MAY BE ABLE TO PROVIDE YOU WITH INFORMATION ABOUT AGENCIES THAT MAY OFFER LEGAL SERVICES TO ELIGIBLE PERSONS AT A REDUCED FEE OR NO FEE.

Legal Referral Service
Chester County Bar Association
15 W. Gay Street
West Chester, PA 19380

IN THE COURT OF COMMON PLEAS OF
CHESTER COUNTY, PENNSYLVANIA

)
)
LARRY MACINTYRE	)	CIVIL DIVISION
1045 Quarry Hall Road	)
Eagleville, PA 19403,	)	Case No.
on Behalf of Himself and All Others Similarly	)
Situated,	)	Code: 2011-12108
)
Plaintiff,	)
	)	COMPLAINT BASED UPON
v.	)	SELF-DEALING AND BREACH
	)	OF FIDUCIARY DUTY
ADOLOR CORPORATION	)
700 Pennsylvania Drive	)	CLASS ACTION COMPLAINT
Exton, PA, 19341,	)
	)	JURY TRIAL DEMANDED
MICHAEL R. DOUGHERTY	)
107 Rossmore Drive	)
Malvern, PA 19355,	)
)
DAVID M. MADDEN	)
210 Wood Road	)
Mount Kisco, NY 10549,	)
)
PAUL GODDARD	)
13502 Pierce Road	)
Saratoga, CA 95070,	)	Counsel of Record for this Party:
)
CLAUDE H. NASH	)	Patricia C. Weiser, Esquire
7010 Remington Court	)	PA I.D. No. 78295
University Park, FL 34201,	)	Henry J. Young, Esquire
	)	PA I.D. No. 204669
ARMANDO ANIDO	)	James M. Ficaro, Jr. Esquire
501 Dorset Road	)	PA I.D. No. 308198
Devon, PA 19333,	)	THE WEISER LAW FIRM, P.C.
	)	121 N. Wayne Ave
GEORGE V. HAGER, JR.	)	Wayne, PA 19087
1345 Fenimore Lane	)	Telephone: (610) 225-2677
Gladwyne, PA 19035,	)	Facsimile: (610) 225-2678
	)	Email: pw@weiserlawfirm.com
DONALD E. NICKELSON	)
8795 E Orchid Island Circle	)	[additional counsel appear of signature page]
Vero Beach, FL 32963,	)
)
)
[caption continued on next page]	)
)
)

GEORGES GEMAYEL	)
11 Meachen Lane	)
Sudbury, MA 01766,	)
)
GUIDO MAGNI	)
Aravis SA	)
Merkurstrasse 70)
CH-8032 Zurich	)
Switzerland,	)
)
CUBIST PHARMACEUTICALS, INC.	)
65 Hayden Avenue	)	2011-12108
Lexington, MA 02421,	)
)
-and-)
)
FRD ACQUISITION CORPORATION	)
1209 Orange Street
Wilmington, DE 1980,

Defendants.

Plaintiff, by his attorneys, alleges as follows:

SUMMARY OF THE ACTION

1.             This is a stockholder class action brought by plaintiff on behalf of holders of common stock of Adolor Corporation (“Adolor” or the “Company”) against Adolor, the members of Adolor’s Board of Directors (the “Board”), Cubist Pharmaceuticals, Inc. (“Cubist”), and FRD Acquisition Corporation (“FRD”). This action arises out of the Individual Defendants’ (as defined herein) efforts to sell Adolor via an unfair process and with unfair consideration to Cubist in an all-cash tender offer (the “Proposed Acquisition”). In exchange for their Adolor shares, Company stockholders will receive $4.25 per Adolor share plus one Contingent Payment Right (“CPR”), which is worth up to $4.50 per Adolor share (collectively, the “Proposed Consideration”).

2.             In pursuing the unlawful plan to sell Adolor via an unfair process and for unfair consideration, each of the defendants violated applicable law by directly breaching and/or aiding and abetting the other defendants’ breaches of their fiduciary duties of loyalty, due care, independence, good faith, and fair dealing.

3.             Adolor is a biopharmaceutical company that develops and commercializes novel prescription products for pain and pain management. In May 2008, Adolor received U.S. Food and Drug Administration (“FDA”) approval for its first product, ENTEREG®, which is designed to reduce the length of hospital stays by accelerating recovery following large or small bowel resection surgery. ENTEREG generated more than $25 million in sales in 2010, is on pace for more than $30 million in sales in 2011, and is projected to reach peak annual sales of over $100 million. The Company recently acquired exclusive rights to ENTEREG, which is the first and only FDA-approved product of its kind.

4.             The Company is also in the process of developing a product called ADL5945, which is Adolor’s most advanced product candidate and holds substantial promise for future sales and profits. ADL5945 is designed to treat opioid-induced constipation (“OIC”) and other associated gastrointestinal complications. In August 2011, Adolor reported positive results from its Phase 2 studies of ADL5945 and announced the Company’s focus on initiating a Phase 3 program. If approved, ADL5945 would be the first FDA-approved product to treat OIC, which is a growing, multi-billion dollar market. According to Michael W. Bonney (“Bonney”), Chief Executive Officer (“CEO”) of Cubist, “peak global sales for [ADL] 5945 could be more than $1 billion.”

5.             The Proposed Consideration substantially undervalues the Company and its bright future prospects with ENTEREG and ADL5945, as well as over $850 million in valuable net operating loss carryforwards (“NOLs”) to offset future taxable income realized from these and other products. Adolor stockholders are only guaranteed $4.25 per share in the Proposed Acquisition, which falls well below equity analyst target prices of as high as $8.00 per Company share. Beyond the guaranteed consideration, payments that Adolor stockholders may receive under the CPRs are entirely contingent on ADL5945 meeting certain future benchmarks, including FDA and European Medicines Agency (“EMA”) approval. However, because Phase 3 trials entail a large degree of uncertainty, with only approximately 50% of the trials ending in success, the CPRs involve a substantial amount of risk. Adolor shareholders are not being adequately compensated for this risk, and instead will have the value they can receive in connection with ADL5945 capped by the CPRs should the Proposed Acquisition be consummated.

6.             By selling the Company now, however, the Individual Defendants have guaranteed themselves personal financial benefits not shared with Adolor’s public shareholders. For example, all of the stock options, restricted stock, and deferred stock units owned by the Individual Defendants will accelerate and be cashed out upon consummation of the Proposed Acquisition, resulting in a substantial cash windfall for all of the Individual Defendants. Further, defendant Michael R. Dougherty (“Dougherty”), the Company’s CEO, will be entitled to a cash payout in excess of $1 million should his employment terminate in connection with the Proposed Acquisition. In short, the officers and directors of Adolor have decided to pursue their own interests instead of maximizing value for all Company shareholders.

7.             The Individual Defendants further breached their fiduciary duties by agreeing to preclusive deal protection devices in connection with the Agreement and Plan of Merger the Company, Cubist, and FRD entered into on October 24, 2011 (the “Merger Agreement”). These provisions, which further diminish the chances of obtaining maximum value for the Company’s shareholders by collectively precluding any competing offers for the Company, include: (i) a no-solicitation provision prohibiting the Company from properly shopping itself in order to attain the maximum consideration for its shareholders; (ii) matching rights, which allow Cubist four business days to match any offer (which would have to be unsolicited in light of the no-solicitation clause) that is superior to the proposed consideration; (iii) a non-mutual termination fee of $10 million payable to Cubist if the Company accepts a superior proposal; and (iv) a Top-Up Option that affords Cubist an irrevocable option to purchase the number of additional shares to reach 90%, the threshold needed via the tender offer necessary to effectuate a short-form merger and bypass shareholder approval of the Proposed Acquisition.

8.             To remedy defendants’ breaches of fiduciary duty and other misconduct, plaintiff seeks, inter alia: (i) injunctive relief preventing consummation of the Proposed Acquisition, unless and until the Company adopts and implements a procedure or process to obtain a transaction that provides the best possible terms for shareholders; (ii) a directive to the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of Adolor’s shareholders; and (iii) rescission of, to the extent already implemented, the Merger Agreement or any of the terms thereof.

JURISDICTION AND VENUE

9.             This Court has jurisdiction over each defendant named herein because each defendant is either a corporation that conducts business in and maintains operations in this County, or is an individual who has sufficient minimum contacts with Pennsylvania so as to render the exercise of jurisdiction by the Pennsylvania courts permissible under traditional notions of fair play and substantial justice.

10.           Venue is proper in this Court because one or more of the defendants either resides in or maintains executive offices in this County, a substantial portion of the transactions and wrongs complained of herein, including the defendants’ primary participation in the wrongful acts detailed herein and aiding and abetting and conspiracy in violation of fiduciary duties owed to Adolor occurred in this County, and defendants have received substantial compensation in this County by doing business here and engaging in numerous activities that had an effect in this County.

PARTIES

11.           Plaintiff Larry Macintyre was a shareholder of Adolor at the time of the wrongdoing of which plaintiff complains and has been continuously since.

12.           Defendant Adolor is a Delaware corporation and a biopharmaceutical company specializing in the discovery, development, and commercialization of novel prescription pain and pain management products. Adolor markets ENTEREG, which is the Company’s first approved product in the United States, and the first and only FDA-approved therapy designed to accelerate the time to upper and lower gastrointestinal recovery following partial large or small bowel resection surgery with primary anastomosis. Adolor’s research and development pipeline includes novel mu opioid receptor antagonists undergoing clinical development, the most advanced of which is ADL5945, for chronic OIC, which is a growing, multi-billion dollar, currently underserved market, and several earlier-stage compounds under development for the management of pain and central nervous system disorders. In connection with the Proposed Acquisition, certain Adolor stockholders entered into Tender and Voting Agreements with Cubist and FRD, pursuant to which the stockholders have agreed to tender a number of shares equal to approximately 2.65% of Adolor’s issued and outstanding common stock and to vote for the Proposed Acquisition. Upon completion of the Proposed Acquisition, Adolor will become a wholly owned subsidiary of Cubist. Adolor’s principal executive offices are located at 700 Pennsylvania Drive, Exton, Pennsylvania.

13.           Defendant Dougherty is Adolor’s President, CEO, and a director and has been since December 2006. Dougherty also held various other positions at Adolor from November 2002 to December 2006, including Senior Vice President, Chief Operating Officer, Treasurer, Chief Financial Officer, and Senior Vice President of Commercial Operations.

14.           Defendant David M. Madden (“Madden”) is Adolor’s Chairman of the Board and has been since May 2005 and a director and has been since 2000. Madden was also Adolor’s Interim President and CEO from August 2005 to December 2006.

15.           Defendant Paul Goddard (“Goddard”) is an Adolor director and has been since 2000. Goddard also served as a consultant to Adolor from August 2003 to July 2005.

16.           Defendant Claude H. Nash is an Adolor director and has been since 2000.

17.           Defendant Armando Anido is an Adolor director and has been since 2003.

18.           Defendant George V. Hager, Jr. is an Adolor director and has been since 2003.

19.           Defendant Donald E. Nickelson is an Adolor director and has been since 2003.

20.           Defendant Georges Gemayel is an Adolor director and has been since 2007.

21.           Defendant Guido Magni is an Adolor director and has been since June 2008.

22.           Defendant Cubist is a Delaware corporation and a biopharmaceutical company focused on the research, development, and commercialization of pharmaceutical products that address significant unmet medical needs in the acute care environment. Cubist’s principal executive offices are located at 65 Hayden Avenue, Lexington, Massachusetts.

23.           Defendant FRD is a Delaware corporation and a wholly owned subsidiary of Cubist. FRD was formed solely for the purpose of engaging in the transactions contemplated by the Merger Agreement. Upon completion of the Proposed Acquisition, FRD will merge with and into Adolor and cease its separate corporate existence.

24.           The defendants named above in ¶¶13-21 are sometimes collectively referred to herein as the “Individual Defendants.”

INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

25.           Under Delaware law, in any situation where the directors of a publicly traded corporation undertake a transaction that will result in a change in corporate control, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, including a significant control premium. This duty arises in at least the following three circumstances: (i) when a corporation initiates an active bidding process seeking to sell itself or to effect a business reorganization involving a clear break-up of the company; (ii) where, in response to a bidder’s offer, a target abandons its long-term strategy and seeks an alternative transaction involving the break-up of the company; or (iii) when approval of a transaction results in a sale or change of control. To diligently comply with these duties, neither the officers nor the directors may take any action that:

(a)                                  adversely affects the value provided to the corporation’s shareholders;

(b)           will discourage, inhibit, or deter alternative offers to purchase control of the corporation or its assets;.

(c)           contractually prohibits themselves from complying with their fiduciary duties;

(d)           will otherwise adversely affect their duty to secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or

(e)           will provide the officers and/or directors with preferential treatment at the expense of, or separate from, the public shareholders.

26.           In accordance with their duties of loyalty and good faith, the Individual Defendants, as officers and/or directors of Adolor, are obligated under Delaware law to refrain from:

(a)           participating in any transaction where the officers’ or directors’ loyalties are divided;

(b)           participating in any transaction where the officers or directors receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

(c)           unjustly enriching themselves at the expense or to the detriment of the public shareholders.

27.           Defendants, separately and together, in connection with the Proposed Acquisition, are knowingly or recklessly violating their fiduciary duties and/or aiding and abetting such breaches, including the Individual Defendants’ duties of loyalty, good faith, and independence owed to plaintiff and other public shareholders of Adolor. Certain of the Individual Defendants stand on both sides of the transaction, are engaging in self-dealing, and are obtaining for themselves personal benefits, including personal financial benefits not shared equally by plaintiff or the Class (as defined herein). Accordingly, the Proposed Acquisition will benefit the Individual Defendants in significant ways not shared with Class members. As a result of the Individual Defendants’ self-dealing and divided loyalties, neither plaintiff nor the Class will receive adequate or fair value for their Adolor common stock in the Proposed Acquisition.

28.           Because the Individual Defendants are knowingly or recklessly breaching their duties of loyalty, good faith, and independence in connection with the Proposed Acquisition, the burden of proving the inherent or entire fairness of the Proposed Acquisition, including all aspects of its negotiation, structure, price, and terms, is placed upon defendants as a matter of law.

THE PROPOSED ACQUISITION

29.           On Monday, October 24, 2011, Adolor and Cubist jointly issued the following press release announcing that the Company had entered into an agreement to be acquired by Cubist for $4.25 plus one CPR per share. The press release stated:

Cubist Pharmaceuticals, Inc. (NASDAQ: CBST) and Adolor Corporation (NASDAQ: ADLR) today announced that they have signed a definitive agreement under which Cubist will acquire all of the outstanding shares of Adolor for $4.25 per share in cash, or approximately $190 million on a fully-diluted basis, net of Adolor’s third quarter 2011 cash balance. In addition to the upfront cash payment, each Adolor stockholder will receive one Contingent Payment Right (CPR), entitling the holder to receive additional cash payments of up to $4.50 for each share they own if certain regulatory approvals and/or commercialization milestones for ADL5945 are achieved. The total transaction is valued at up to $415 million, net of Adolor’s third quarter 2011 cash balance, and is expected to be accretive in 2012.

Under the agreement, Cubist will commence a tender offer to purchase all of the outstanding shares of Adolor for the upfront cash payment and a CPR. The transaction, which has been unanimously approved by the Boards of Directors of both companies, is expected to close in the fourth quarter of 2011.

Adolor markets ENTEREG® (alvimopan), the first and only FDA-approved therapy to accelerate the time to upper and lower gastrointestinal recovery following partial large or small bowel resection surgery with, primary anastomosis. ENTEREG is an oral, peripherally-acting mu opioid receptor antagonist. Cubist, with its focus on addressing acute care and hospital needs, will leverage its existing commercial operations to promote ENTEREG. Launched in 2008, ENTEREG generated more than $25 million in U.S. sales in 2010 and $15.7 million through June 30, 2011. Cubist anticipates peak ENTEREG sales of over $100 million annually.

Adolor’s lead development program is ADL5945, an oral, peripherally-restricted mu opioid receptor antagonist. It is currently in development for the treatment of chronic opioid induced constipation (OIC), a growing, multi-billion dollar, currently underserved market. Adolor announced positive Phase 2 data for ADL5945 in August 2011 and Phase 3 trials are expected to be initiated in 2012. Cubist plans to retain certain U.S. and specialty rights while seeking a partner to assist with ex-U.S. and primary care commercialization.

“This transaction is an excellent strategic fit for Cubist and the latest milestone in what has been a transformational year for the company,” said Cubist President and Chief Executive Officer Michael Bonney. “ENTEREG is a first-in-class therapy with strong growth potential, and we believe our experienced sales force and strong commercial platform will realize the potential of this important hospital product. With the addition of ADL5945, Cubist will have a truly outstanding late-stage pipeline with three strong candidates addressing significant markets. We are excited about the acquisition of Adolor and believe it will deliver significant value to our shareholders, hospital customers, and patients.”

Michael Dougherty, Adolor’s President and Chief Executive Officer, stated, “This transaction delivers significant immediate value to Adolor stockholders, as well as potential future value through the CPRs. Cubist shares our commitment to patients and their health care providers, and we expect that ENTEREG and ADL5945 will benefit from Cubist’s proven track record and larger platform in development and commercialization.”

Terms of the CPR call for additional cash payments of up to $4.50 per CPR. The CPR will entitle each Adolor stockholder to receive up to $3.00 per share if ADL5945 receives regulatory approval in the U.S. and up to $1.50 per share if ADL5945 receives regulatory approval in the European Union, in both instances prior to July 1, 2019. In each case, the size of the payment would depend on the parameters of the approval. The CPR will not be publicly traded.

Morgan Stanley is acting as the financial advisor to Cubist. Stifel Nicolaus Weisel is acting as the financial advisor to Adolor. Ropes & Gray LLP is serving as legal counsel to Cubist and Dechert LLP is serving as legal counsel to Adolor.

* * *

About the Contingent Payment Right (CPR)

Terms of the CPR agreement call for additional cash payments of up to $4.50 per CPR under certain circumstances. The CPR will not be publicly traded. The regulatory approvals/commercialization milestones and payments can be summarized as follows:

•                  $3.00 per CPR payable if ADL5945 is approved by July 1, 2019 and is the first oral monotherapy treatment for OIC approved by FDA without certain restrictions, or, if not the first approved, is approved with a label that does not competitively disadvantage the product relative to other FDA-approved OIC products.

This $3.00 amount will be reduced by $1.75 to $1.25 if ADL5945 is not the first approved and is approved with a non-competitive label, provided that such $1.75 can be earned back if certain sales milestones are achieved.

•                  $1.50 per CPR payable if ADL5945 is approved by July 1, 2019 and is the first oral monotherapy treatment for OIC approved by the European Medicines Agency (EMA) without certain restrictions, or, if not the first approved, is approved with a label that does not competitively disadvantage the product relative to other EMA-approved OIC products.

This $1.50 amount will be reduced by $1.00 to $0.50 if ADL5945 is not first approved and is approved with a non competitive label, provided that such $1.00 can be earned back if certain sales milestones are achieved.

30.           On October 24, 2011, defendants filed a Form SC TO-C with the U.S. Securities and Exchange Commission (“SEC”), wherein they disclosed the Merger Agreement. The announcement and filing reveal that the Proposed Acquisition is the product of a flawed sales process and, unless the offer price is increased, would be consummated at an unfair price. The Merger Agreement also reveals that the Individual Defendants agreed to numerous draconian deal protection devices designed to preclude any competing bids for Adolor.

31.           Under the Merger Agreement, Adolor is subject to a no-solicitation clause that prohibits the Company from seeking a superior offer for its shareholders. Specifically, Section 5.2(a) of the Merger Agreement states, in pertinent part:

Except as provided in this Section 5.2, from the date of this Agreement until the earlier of termination of this Agreement or the Effective Time, the Company shall not and shall cause its Representatives and each Company Subsidiary not to directly or indirectly (i) initiate, solicit or encourage, or take any action to facilitate the making of, any offer or proposal which constitutes or is reasonably likely to lead to an Acquisition Proposal, (ii) enter into any agreement with respect to an Acquisition Proposal, or (iii) engage in negotiations or discussions with, or provide any non-public information or data to, any person (other than Parent or any of its affiliates or representatives) relating to any Acquisition Proposal or grant any waiver or release under any standstill agreement. The Company agrees that any violations of the restrictions set forth in this Section 5.2 by any of its Representatives shall be deemed to be a breach of this Agreement (including this Section 5.2) by the Company.

32.           Though the Merger Agreement ostensibly has a “fiduciary out” provision that allows the Company to negotiate with other bidders, this provision is actually illusory. In order for Adolor to negotiate with any other suitors, the potential acquirer would first have to make an unsolicited written offer. Because the Company is prohibited under the Merger Agreement from providing any non-public information to, much less communicating with, a third-party regarding a superior proposal prior to its receipt of a superior offer, no other bidder will emerge to make such an offer.

33.           Further discouraging superior offers, Cubist is entitled to a matching rights period of four business days under the Merger Agreement. Specifically, Section 5.2(d) of the Merger Agreement provides that the Company may not accept a competing bid unless:

(1) the Company or a Company Subsidiary or Representative shall not have materially breached this Section 5.2 in connection with the making of such Acquisition Proposal, (2) the Company shall have provided prior written notice to Parent, at least four (4) business days in advance (the “Notice Period”), of its intention to take such action with respect to such Superior Proposal, which notice shall specify the material terms and conditions of any such Superior Proposal (including the identity of the party making such Superior Proposal), and shall have contemporaneously provided a copy of the proposed Alternative Acquisition Agreement with respect to such Superior Proposal, (3) prior to effecting such Adverse Recommendation Change or terminating this Agreement to enter into a definitive Alternative Acquisition Agreement with respect to such Superior Proposal, the Company shall, and shall cause its Representatives to, during the Notice Period, negotiate with Parent in good faith (to the extent Parent desires to negotiate) to permit Parent to make such adjustments in the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Proposal, and (4) following any negotiation described in the immediately preceding clause (3), such Acquisition Proposal continues to constitute a Superior Proposal.

This provision sets further limitations on the Company’s ability to accept an unsolicited superior proposal should one present itself. According to the matching rights provision, the Company must notify Cubist of the bidder’s offer, and should the Board determine that the unsolicited offer is superior, Cubist is granted four business days to amend the terms of the Merger Agreement to make a counter offer that only needs to be as favorable to the Company’s shareholders as the unsolicited offer. Cubist is able to match the unsolicited offer because it is granted unfettered access to the unsolicited offer, in its entirety, eliminating any leverage that the Company has in receiving the unsolicited offer. Accordingly, no rival bidder is likely to emerge because the Merger Agreement unfairly assures that any “auction” will be competitively skewed in favor of Cubist.

34.           Also, pursuant to Section 8.2 of the Merger Agreement, Adolor must pay Cubist a $10 million termination fee if it accepts a superior proposal. This provision all but ensures that no competing offer will be forthcoming. The termination fee is over 5% of the total guaranteed equity value of the Proposed Acquisition and equates to over $0.21 per Adolor share that would be paid to Cubist rather than the Company’s shareholders in the case that any competing bidder does emerge.

Notably, the Merger Agreement does not provide for any reciprocal termination fee payable to Adolor.

35.                                 Finally, the Individual Defendants are attempting to silence dissent among the Company’s shareholders by granting Cubist a “Top-Up Option” in Section 1.10 of the Merger Agreement. The Top-Up Option allows Cubist to acquire all the unissued stock the Company is authorized to issue under its certificate of incorporation until Cubist acquires at least 90% of Adolor’s outstanding stock to effectuate a short-form merger. This will allow Cubist to acquire Adolor without seeking shareholder approval of the Proposed Acquisition.

36.                                 These onerous and preclusive deal protection devices operate in conjunction to ensure that no competing offers will emerge for the Company and that the unfair transaction is consummated so that the Individual Defendants can secure their own personal benefits under the Proposed Acquisition. Accordingly, the Individual Defendants’ efforts to put their own personal interests before that of the Company’s shareholders have resulted in a proposed transaction presented to Adolor shareholders at an untenable and inadequate offer price.

THE PROPOSED ACQUISITION UNDERVALUES ADOLOR

37.                                 The Proposed Acquisition significantly undervalues the Company and its future prospects. Adolor is well-positioned for future growth and profits from its unique, FDA-approved product ENTEREG and from the value that ADL5945 will generate if approved. The Company also has valuable NOLs to offset future taxable income that will inure to the benefit of Cubist rather than Adolor’s shareholders should the Proposed Acquisition be consummated. Nonetheless, the Individual Defendants have agreed to sell the Company for the unfair Proposed Consideration of $4.25 plus one CPR per Adolor share.

38.                                 Adolor received FDA approval in May 2008 for ENTEREG, the Company’s first approved product in the United States, and the first and only FDA-approved therapy of its kind. The Company launched ENTEREG in the U.S. in June 2008, in collaboration with GlaxoSmithKline

(“GSK”). On June 14, 2011, Adolor announced an agreement with GSK whereby the Company acquired all rights to ENTEREG, giving Adolor the exclusive right to sell the product and garner the associated financial benefits.

39.                                 ENTEREG is generating strong sales which are projected to continue increasing dramatically. In 2010, ENTEREG generated more than $25 million in U.S. sales and through the first six months of 2011 the product generated $15.7 million, putting it on pace to achieve sales of $30 million for the year. Annual peak sales for ENTEREG are projected to reach $100 million, which analysts such as Tim Lugo at William Blair & Company L.L.C. (“William Blair”) expect to be reached by 2015. Indeed, according to Cubist’s CEO Bonney on an October 24, 2011 conference call to discuss the Proposed Acquisition, Cubist believes it “can get [annual sales] to at least $100 million in the US before there are generic competition for ENTEREG in this market.”

40.                                 Because the CPR is based solely on benchmarks related to the development of ADL5945, the $4.25 per share guaranteed portion of the Proposed Consideration can be thought of as the value Adolor stockholders will receive for the remainder of the Company, including ENTEREG. This component of the Proposed Consideration substantially undervalues ENTEREG and the future value the Company will generate therefrom. In a September 12, 2011 research report, for example, analyst Tim Lugo at William Blair valued Adolor without ADL5945 at $5.09, nearly 20% higher than what Company shareholders will receive.

41.                                 Numerous analysts agree that the guaranteed portion of the Proposed Consideration undervalues the Company. Further, many of the analyst’s target prices also imply that achievement of and payouts for even a substantial portion of the CPR benchmarks would still fail to adequately compensate Adolor stockholders for their share of the Company. For example:

(a)                                  Leland Gershell of Madison Williams and Company, LLC and Ling Wang of Summer Street Research Partners had a target price of $8 per Adolor share;

(b)                                 Tim Lugo of William Blair had a target price of $6.50 per Adolor share;

(c)                                  Gregory R. Wade of Wedbush Securities had a target price of $6 per Adolor share; and

(d)                                 Jonathan Aschoff of Brean Murray Carret & Co. had a target price of $5 per Adolor share.

42.                                 In addition, the CPR itself, even if achieved at the maximum level, substantially undervalues the future prospects of ADL5945. ADL5945 is a novel therapy being developed for the treatment of OIC and other gastrointestinal complications. As stated by Bonney during the October 24, 2011 conference call, OIC “is a multi-billion dollar market today, and continuing to grow.” Further, the OIC market is currently underserved by therapies, and ADL5945 could become the first of its kind to tap this massive market. ADL5945 recently attained positive results in Phase 2 studies, clearing the way for definitive Phase 3 trials, meaning that ADL5945 is on track to become the first approved product for chronic use in OIC.

43.                                 If approved, ADL5945 is projected to reach blockbuster status with over $1 billion in worldwide sales. Indeed, Bonney touted the therapy’s prospects during the October 24, 2011 conference call:

Looking at the recent positive data, we and Adolor believe this product can be differentiated based on its tolerability profile, giving this product the potential for a favorable balance between benefit and risk. If it is approved based upon Phase 3 data that is consistent with the Phase 2 data, we estimate potential peak global sales for 5945 of more than $1 billion.

The maximum value of $4.50 that Adolor stockholders are eligible to receive under the CPR does not nearly compensate them for the loss of ADL5945.

44.                                 Adolor also has valuable NOLs to offset future taxable income realized from ENTEREG, ADL5945, and other products. As of December 31, 2010, these NOLs totaled over $850 million, over $400 million of which do not begin to expire until 2019. Should the Proposed Acquisition be consummated, Adolor’s public stockholders will be divested of their share in these

NOLs and the future value to be garnered from ENTEREG and ADL5945 in exchange for the grossly inadequate Proposed Consideration.

45.                                 In sum, as seen above, the consideration offered in the Proposed Acquisition does not reflect the true inherent value of the Company that was known only to defendants, as directors and/or officers of Adolor, at the time the Proposed Acquisition was announced.

SELF-DEALING

46.                                 Because the Individual Defendants dominate and control the business and corporate affairs of Adolor and have access to material, non-public information concerning Adolor’s financial condition and business prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of Adolor. Therefore, it is inherently unfair for the Individual Defendants to execute and pursue any proposed merger agreement under which they will reap disproportionate benefits to the exclusion of obtaining the best reasonable shareholder value. Nonetheless, instead of attempting to negotiate a contract reflecting the best consideration reasonably available for the Adolor shareholders who they are duty-bound to serve, the Individual Defendants disloyally placed their own interests first, and tailored the terms and conditions of the Proposed Acquisition to meet their own personal needs and objectives.

47.                                 Under Sections 2.4(a) through (c) of the Merger Agreement, all Company stock options, restricted stock, and deferred stock units held by the Individual Defendants will immediately vest and be cashed out upon closing of the Proposed Acquisition. The provisions will generate an aggregate immediate cash windfall in excess of $1 million for the Individual Defendants, and will also entitle them to CPRs.

48.                                 Additionally, should defendant Dougherty’s employment cease in connection with the Proposed Acquisition, he will be entitled to a substantial change in control termination payout. According to the Company’s 2011 Annual Proxy, such a payment would likely be in excess of $1.2 million, conferring on defendant Dougherty a substantial financial benefit not shared with Adolor’s public stockholders.

49.                                 The proposed sale is wrongful, unfair, and harmful to Adolor’s public shareholders, and represents an effort by defendants to aggrandize their own financial position and interests at the expense of and to the detriment of Class members. Specifically, defendants are attempting to deny plaintiff and the Class their shareholder rights via the sale of Adolor on terms that do not adequately value the Company. Accordingly, the Proposed Acquisition will benefit defendants and Cubist at the expense of Adolor shareholders.

THE UNFAIR AND INADEQUATE PROCESS

50.                                 In order to meet their fiduciary duties, the Individual Defendants are obligated to explore transactions that will maximize shareholder value, and not structure a preferential deal for themselves. Due to the Individual Defendants’ eagerness to enter into a transaction with Cubist, they are failing to implement a process to obtain the maximum price for Adolor’s shareholders.

51.                                 As a result of defendants’ conduct, Adolor’s public stockholders have been and will continue to be denied the fair process and arm’s-length negotiated terms to which they are entitled in a sale of their Company. The proposed consideration does not reflect the true inherent value of the Company that was known only to the Individual Defendants, as officers and directors of Adolor, and Cubist at the time the Proposed Acquisition was announced.

52.                                 In light of the foregoing, the Individual Defendants must, as their fiduciary obligations require:

•                                          Withdraw their consent to the sale of Adolor and allow the shares to trade freely — without impediments including the no-solicitation clause, matching rights provision, termination fee, and top-up provision;

•                                          Act independently so that the interests of Adolor’s public stockholders will be protected;

•                                          Adequately ensure that no conflicts of interest exist between defendants’ own interests and their fiduciary obligation to maximize stockholder value or, if such conflicts exist, to ensure that all conflicts be resolved in the best interests of Adolor’s public stockholders; and

•                                         Solicit competing bids to the Cubist’s offer to ensure that the Company’s shareholders are receiving the maximum value for their shares.

CLASS ACTION ALLEGATIONS

53.                                 Plaintiff brings this action on his own behalf and as a class action on behalf of all holders of Adolor stock who are being and will be harmed by defendants’ actions described herein (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendants.

54.                                 This action is properly maintainable as a class action.

55.                                 The Class is so numerous that joinder of all members is impracticable. According to Adolor’s SEC filings, there were more than 46.6 million shares of Adolor outstanding as of October 24, 2011.

56.                                 There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

(a)                                  whether the Individual Defendants have breached their fiduciary duties of undivided loyalty, independence, or due care with respect to plaintiff and the other members of the Class in connection with the Proposed Acquisition;

(b)                                 whether the Individual Defendants are engaging in self-dealing in connection with the Proposed Acquisition;

(c)                                  whether the Individual Defendants have breached their fiduciary duty to secure and obtain the best value reasonably available under the circumstances for the benefit of plaintiff and the other members of the Class in connection with the Proposed Acquisition;

(d)                                 whether the Individual Defendants are unjustly enriching themselves and other insiders or affiliates of Adolor;

(e)                                  whether the Individual Defendants have breached any of their other fiduciary duties to plaintiff and the other members of the Class in connection with the Proposed Acquisition, including the duties of good faith, diligence, honesty, and fair dealing;

(f)                                    whether Adolor aided and abetted the Individual Defendants in breaching their fiduciary duties;

(g)                                 whether Cubist and/or FRD aided and abetted the Individual Defendants in breaching their fiduciary duties; and

(h)                                 whether plaintiff and the other members of the Class would be irreparably harmed were the transactions complained of herein consummated.

57.                                 Plaintiffs claims are typical of the claims of the other members of the Class and plaintiff does not have any interests adverse to the Class.

58.                                 Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature, and will fairly and adequately protect the interests of the Class.

59.                                 The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

60.                                 Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

61.                                 Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

FIRST CAUSE OF ACTION

Claim for Breach of Fiduciary Duties Against the Individual Defendants

62.                                 Plaintiff incorporates by reference and realleges each and every allegation contained above as though fully set forth herein.

63.                                 The Individual Defendants have violated the fiduciary duties of care, loyalty, good faith, and independence owed to the public shareholders of Adolor and have acted to put their personal interests ahead of the interests of Adolor’s shareholders.

64.                                 By the acts, transactions, and courses of conduct alleged herein, defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive plaintiff and other members of the Class of the true value inherent in and arising from Adolor.

65.                                 The Individual Defendants have violated their fiduciary duties by proposing and entering Adolor into the Proposed Acquisition without regard to the effect of the proposed transaction on Adolor’s shareholders.

66.                                 As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty, good faith, and independence owed to the shareholders of Adolor because, among other reasons:

(a)                                  they failed to take steps to maximize the value of Adolor to its public shareholders;

(b)                                 they failed to properly value Adolor and its various assets and operations; and

(c)                                  they ignored or did not protect against the numerous conflicts of interest resulting from the Individual Defendants’ own interrelationships or connection with the Proposed Acquisition.

67.                                 Because the Individual Defendants dominate and control the business and corporate affairs of Adolor, have access to private corporate information concerning Adolor’s assets, business, and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of Adolor which makes it inherently unfair for them to pursue and recommend any proposed transaction wherein they will reap disproportionate benefits to the exclusion of maximizing shareholder value.

68.                                 By reason of the foregoing acts, practices, and course of conduct, the Individual Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiff and the other members of the Class.

69.                                 The Individual Defendants are engaging in self-dealing, are not acting in good faith toward Plaintiff and the other members of the Class, and have breached and are breaching their fiduciary duties to the members of the Class.

70.                                 As a result of the Individual Defendants’ unlawful actions, plaintiff and the other members of the Class will be irreparably harmed in that they will not receive their fair portion of the value of Adolor’s assets and operations. Unless the Proposed Acquisition is enjoined by the Court, the Individual Defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class, will not engage in arm’s-length negotiations on the Proposed Acquisition terms, and may consummate the Proposed Acquisition, all to the irreparable harm of the members of the Class.

71.                                 Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury which defendants’ actions threaten to inflict.

SECOND CAUSE OF ACTION

Claim for Aiding and Abetting Breaches of Fiduciary Duty Against Adolor

72.                                 Plaintiff incorporates by reference and realleges each and every allegation contained above as though fully set forth herein.

73.                                 The Individual Defendants owed to plaintiff and the members of the Class certain fiduciary duties as fully set out herein.

74.                                 By committing the acts alleged herein, the Individual Defendants breached their fiduciary duties owed to plaintiff and the members of the Class.

75.                                 Adolor colluded in or aided and abetted the Individual Defendants’ breaches of fiduciary duties, and was an active and knowing participant in the Individual Defendants’ breaches of fiduciary duties owed to plaintiff and the members of the Class.

76.                                 Plaintiff and the members of the Class shall be irreparably injured as a direct and proximate result of the aforementioned acts.

THIRD CAUSE OF ACTION

Claim for Aiding and Abetting Breaches of Fiduciary Duty Against
Cubist and FRD

77.                                 Plaintiff incorporates by reference and realleges each and every allegation contained above as though fully set forth herein.

78.                                 The Individual Defendants owed to plaintiff and the members of the Class certain fiduciary duties as fully set out herein.

79.                                 By committing the acts alleged herein, the Individual Defendants breached their fiduciary duties owed to plaintiff and the members of the Class.

80.                                 Cubist and FRD colluded in or aided and abetted the Individual Defendants breaches of fiduciary duties, and were active and knowing participants in the Individual Defendants’ breaches of fiduciary duties owed to plaintiff and the members of the Class.

81.                                 Cubist and FRD participated in the breach of the fiduciary duties by the Individual Defendants for the purpose of advancing their own interests. Cubist and FRD obtained and will obtain both direct and indirect benefits from colluding in or aiding and abetting the Individual Defendant’s breaches. Cubist and FRD will benefit, inter alia, from the acquisition of the Company at an inadequate and unfair consideration if the Proposed Acquisition is consummated.

82.                                 Plaintiff and the members of the Class shall be irreparably injured as a direct and proximate result of the aforementioned acts.

PRAYER FOR RELIEF

WHEREFORE, plaintiff demands injunctive relief, in his favor and in favor of the Class and against defendants as follows:

A.                                   Declaring that this action is properly maintainable as a class action;

B.                                     Declaring and decreeing that the Merger Agreement was entered into in breach of the fiduciary duties of Individual Defendants and is therefore unlawful and unenforceable;

C.                                     Enjoining Defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Acquisition, unless and until the Company adopts and implements a procedure or process reasonably designed to enter into a merger agreement providing the best possible value for shareholders;

D.                                    Directing defendants to exercise their fiduciary duties to commence a sale process that is reasonably designed to secure the best possible consideration for Adolor and obtain a transaction which is in the best interests of Adolor’s shareholders;

E.                                      Rescinding the Proposed Acquisition, to the extent already implemented;

F.                                      Imposition of a constructive trust, in favor of plaintiff and members of the Class, upon any benefits improperly received by defendants as a result of their wrongful conduct;

G.                                     Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

H.                                    Granting such other and further equitable relief as this Court may deem just and proper

DATED: November 2, 2011	THE WEISER LAW FIRM, P.C.

/s/ Patricia Weiser
PATRICIA WEISER

PATRICIA WEISER
HENRY J. YOUNG
JAMES M. FICARO
121 N. Wayne Avenue, Suite 100
Wayne, PA 19087
Telephone: (610) 225-2616
Facsimile: (610) 225-2678

Attorneys for Plaintiff

Of Counsel:

ROBBINS UMEDA LLP
MARC M. UMEDA
STEPHEN J. ODDO
ARSHAN AMIRI
JUSTIN D. RIEGER
600 B Street, Suite 1900
San Diego, CA 92101
Telephone:	(619) 525-3990
Facsimile:	(619) 525-3991

THE BRISCOE LAW FIRM, PLLC
WILLIE BRISCOE
8117 Preston Road, Suite 300
Dallas, TX 75225
Telephone: (214) 706-9314
Facsimile: (214) 706-9315

POWERS TAYLOR LLP
PATRICK POWERS
Campbell Centre II
8150 N. Central Expressway
Suite 1575
Dallas, TX 75206
Telephone: (214) 239-8900
Facsimile: (214) 239-8901

Attorneys for Plaintiff

VERIFICATION

I, Larry Macintyre, verify that the statements made in this Complaint are true and correct to the best of my knowledge, information, and belief. I understand that false statements made herein are subject to the penalties of 18 PA. C.S, Subsection 4904, relating to unsworn falsification to authorities.

DATED:	10/28/2011	/s/ Larry Macintyre
LARRY MACINTYRE

IN THE COURT OF COMMON PLEAS OF			FILED
CHESTER COUNTY, PENNSYLVANIA
2011 NOV – 3 AM 9:30

LARRY MACINTYRE	)	CIVIL DIVISION	OFFICE OF THE
1045 Quarry Hall Road	)		PROTHONOTARY
Eagleville, PA 19403,	)	Case No. 1112108	CHESTER CO. PA.
on Behalf of Himself and All Others Similarly	)
Situated,	)
)
Plaintiff,	)
)
v.	)
)
ADOLOR CORPORATION	)
700 Pennsylvania Drive	)
Exton, PA, 19341,	)
)
MICHAEL R. DOUGHERTY	)
107 Rossmore Drive	)
Malvern, PA 19355,	)
)
DAVID M. MADDEN	)
210 Wood Road	)
Mount Kisco, NY 10549,	)
)
PAUL GODDARD	)
13502 Pierce Road	)
Saratoga, CA 95070,	)
)
CLAUDE H. NASH	)
7010 Remington Court	)
University Park, FL 34201,	)
)
ARMANDO ANIDO	)
501 Dorset Road	)
Devon, PA 19333,	)
)
GEORGE V. HAGER, JR.	)
1345 Fenimore Lane	)
Gladwyne, PA 19035,	)
)
DONALD E. NICKELSON	)
8795 E Orchid Island Circle	)
Vero Beach, FL 32963,	)
)
[caption continued on next page]	)

GEORGES GEMAYEL	)
11 Meachen Lane	)
Sudbury, MA 01766,	)
)
GUIDO MAGNI	)
Aravis SA	)
Merkurstrasse 70)
CH-8032 Zurich	)
Switzerland,	)
)
CUBIST PHARMACEUTICALS, INC.	)
65 Hayden Avenue	)
Lexington, MA 02421,	)
)
- and-)
)
FRD ACQUISITION CORPORATION	)
1209 Orange Street	)
Wilmington, DE 1980,	)
)
Defendants.	)

Praecipe for Entry of Appearance

To the Prothonotary:

Please enter my appearance on behalf of Larry Macintyre, Plaintiff in the above captioned action.

Papers may be served at the address below.

Attorney for Party Named Above: Patricia C. Weiser
Identification Number: 78295
Firm: The Weiser Firm, P.C.
		Address:	121 N. Wayne Ave
Wayne, PA 19087
Telephone: (610) 225-2677
Fax Number for Service of Papers: (610) 225-2678

Date:	11/2/11	Signature:	/s/ Patricia Weiser